TIMOTHY L. LAFREY 512.499.6296/fax: 512.703.1111 tlafrey@akingump.com

November 17, 2006

VIA EDGAR (copy by overnight courier)

Office of the Chief Counsel

Division of Corporation Finance

Attn: Amanda McManus, esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	American Physicians Service Group, Inc.
American Physicians Insurance Exchange
Amendment No. 1 to Registration Statement on Form S-4
Filed October 16, 2006 Registration No. 333-137012

Dear Ms. McManus:

On behalf of our client, American Physicians Service Group, Inc. (“APSG”), we are responding by this letter to the Staff’s comments to APSG by its letter dated November 8, 2006 relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-4. We are also filing Amendment No. 2 to the Registration Statement (the “Amendment”). Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

In addition to the changes to the registration statement made in response to the Staff’s comments, additional revisions have been made to the Amendment to update financial information through September 30, 2006 and correct typographical errors and other oversights and otherwise bring the disclosures current.

General

1.	We have received and are currently reviewing your correspondence of October 4, 2006 in response to our prior comment number 1. We will contact you separately with further comments or questions.

300 West Sixth Street, Suite 2100 / Austin, Texas 78701-3911 / 512.499.6200 / fax: 512.499.6290 / akingump.com

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November 17, 2006

We will await further comment from the Staff regarding this matter. If requested by the Staff, we are prepared to file a no-action letter request asking for relief of APIC’s obligation to file Section 13 reports under Section 15(d) of the Exchange Act.

2.	We note that you have combined the plan of conversion and the merger into a single proposal on which you will solicit stockholder votes. Please tell us why you believe it is appropriate to bundle these two proposals together, rather than presenting them separately for stockholder votes. We note that the merger will be contingent on approval of the plan of conversion; however, it is not clear that the two transactions should be considered a single proposal.

We respectfully disagree that there are two proposals. We believe it is appropriate to bundle the conversion and merger together because they are merely steps of one single transaction and not separate matters to be acted upon. The Texas Department of Insurance (the “TDI”) has indicated they will not consider the components separately, and their fairness analysis is being determined on the basis of the value of the APSG common and preferred stock being distributed as described in the Amendment. The notices sent out in advance of the public hearing refer to a single “Plan” being considered that was comprised of both the conversion and merger. We also believe breaking the transaction into components for separate voting would be fundamentally misleading. The transaction is complex and modifications to the disclosures were made in Amendment No. 1 to the registration statement to attempt to limit the potential confusion. To break the transaction into components to be voted on separately would increase the confusion as it would suggest the components could be independently implemented or not implemented when such is not even a possibility. Accordingly, we believe strongly that the interests of full and adequate disclosure are best served by presenting the “Plan” for approval at the special meeting clearly as one matter to be acted upon and not two, just as the TDI is considering it for approval.

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November 17, 2006

Prospectus Cover Page

3.	Please limit your cover page disclosure to 1 page. Move information that is not key to an investment/voting decision off the cover page. For example, the tabular information and related detailed disclosure about adjustment to the conversion formula provided in response to prior comments 4 and 6 should appear in the summary section rather than the cover page. In addition, detailed disclosure about the legal mechanics of the transaction generally is not necessary on the cover page.

In response to the Staff’s comment, we have moved parts of the third paragraph, and the fourth and fifth paragraph to the summary section. Please see pages 12, 13 and 15 of the Amendment.

4.	Refer to the third paragraph on the cover page. Please describe in more detail how you arrived at the $16.65 closing market price and the 0.205 exchange ratio. This disclosure should appear in the summary, as noted in the preceding comment.

In response to the Staff’s comment, we have described the mechanics for calculating the $16.65 closing market price and the 0.205 exchange ratio, and moved this explanation to the summary section. Please see page 13 of the Amendment.

Questions and Answers about the Conversion and Merger, page 1

Why are APSG and APIE proposing the merger? page 1

5.	We have reviewed your new disclosure in the second bullet point under this heading in response to our prior comment number 11. Please reconcile your statement that the combined company “will have greater revenues, assets and equity” with your disclosure on page 113 that “APSG’s earnings could be more volatile as a result of being impacted directly by insurance cycles because...[a]fter the merger APSG will consolidate the net income or loss from APIE and thus its earnings will be exposed to swings in insurance industry cycles.”

In response to the Staff’s comment, we have added a bullet point under “APSG Negative Merger Attributes” on page 1 of the Amendment entitled “Earnings Volatility,” which reconciles the fact that although APSG expects the merger to result in greater revenues, assets and equity, some earnings volatility could result.

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November 17, 2006

6.	Please revise to quantify any expected benefits and risks of the merger, such as the positive impact on book value per share discussed in the fifth bullet point.

In response to the Staff’s comment, we have revised the fifth bullet point under “APSG Positive Merger Attributes” on page 1 of the Amendment to quantify the expected positive effect of the merger on book value per share and diluted net income per share.

Summary, page l0

The Merger. page 12

7.	Refer to the second paragraph on page 13. Please revise to include a summary of additional compensation that will be paid to directors or advisory directors of APIC under the terms of the advisory agreement, as described on page 129.

In response to the Staff’s comment, we have added a discussion of the compensation to be paid to directors or advisory directors of APIC to this section. Please see page 14 of the Amendment.

Regulatory Matters, page 19

8.	We note your new disclosure in the second full paragraph on page 19 that “APIE has been advised by legal counsel in Arkansas that approval by the Arkansas Insurance Department is not required for the conversion or merger.” Please identify counsel in your disclosure and file counsel’s consent as an exhibit to the registration statement.

In response to the Staff’s comment, we have disclosed that we have been advised by Dover Dixon Horne PLLC, APIE’s Arkansas legal counsel, that approval by the Arkansas Insurance Department is not required for the conversion or merger. We have also filed the consent of Dover Dixon Horne PLLC to be named in the registration statement as Exhibit 99.6.

Audited Financial Statements of American Physicians Service Group, Inc., page 30

9.

We note your response to prior comment 91. The amounts reported in your summarized financial information table for APIE as of and for the years ended December 31, 2005, 2004 and 2003 continue to appear to be inconsistent with those

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amounts you have reported within the included APIE financial statements. Please revise in your amended filing or advise.

The amounts reported in audited financial statements of APSG on page F-31 of the Amendment have been updated to be consistent with the audited financial statements of APIE beginning on page F-59 and APIE selected financial data on page 22 of the Amendment. The inconsistency noted in the Staff’s comments is due to the fact that, prior to considering the merger, APIE had only produced statutory financial statements required to be filed with the Texas Department of Insurance, and the accounting principles used to prepare these statutory financial statements differ from GAAP in some respects. However, for purposes of the registration statement, APIE has begun preparing financial statements in accordance with GAAP. Therefore, some of the historical financial information regarding APIE previously included in the registration statement was prepared using statutory accounting principles, causing inconsistencies with other APIE financial information presented in accordance with GAAP. When the December 31, 2005 annual report on Form 10-K was filed with the Commission, only statutory financial information for APIE was available, so APIE statutory numbers were included in Footnote 2 of the financial statements included in APSG’s 10-K for the year ended December 31, 2005. It was an oversight to not update this footnote on a GAAP basis for APIE to correspond with the APIE financial statements and selected financial data included in the registration statement. In response to the Staff’s comment, the Amendment reflects that all APIE financial data is now presented in accordance with GAAP to ensure consistency throughout the registration statement.

Share Repurchase Program, page 34

10.	We have read your response to our prior comment number 36. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please advise us how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M and provide us an analysis of how the repurchases should be treated under Rule 13e-4 and Regulation 14E of the Exchange Act. See T REIT Inc. (Letter dated June 4, 2001) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).

APSG intends to suspend its share repurchase program from the time the joint proxy/registration statement is disseminated until the effective time of the merger, in

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compliance with Rule 102 of Regulation M. Please see pages 41 and 68 of the Amendment for a disclosure to this effect.

APSG Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 44

11.	We note your response to our prior comment number 40. Please revise the first full paragraph on page 45 to discuss the effect, if any, that physicians’ renewing at lower limits of coverage has had on premiums paid to APIE.

We have revised our disclosure to address the Staff’s comment. Please see page 46 of the Amendment.

First Six Months of 2006 Compared to First Six Months of 2005, page 45

12.	Please expand your discussion in the fifth sentence on page 46 to describe how “timing” caused new business writing to decline for the current quarter versus 2005.

In response to the Staff’s comment, in updating the registration statement to reflect financial information current through September 30, 2006, our management’s discussion of the results of operations was revised, and as a result this comment is no longer applicable for the third quarter ended September 30, 2006.

Information about APIE, page 71

13.	Please revise the first full sentence on page 72 to explain whether the $250,000 limit on your exposure is per claim, per insurance policy or relates to some other measure.

We have revised our disclosure to explain that the $250,000 limit is per claim. Please see page 74 of the Amendment.

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November 17, 2006

The Conversion

Conversion Consideration, page 103

14.	Please describe in more detail the allocation of the 7 million APIC common shares that will be allocated based upon the relative earned premiums attributable to the policyholders. Consider providing an example to illustrate how the number of shares allocated to each policyholder will be determined.

In response to the Staff’s comment, we have added two examples illustrating how the number of shares allocated to each policyholder will be determined depending on whether the policyholder is a subscriber or a policyholder who is not a subscriber but is either a premium paying policyholder or a former subscriber who has earned or paid for an extended reporting endorsement (tail coverage). Please see pages 105 - 106 of the Amendment.

15.	Please disclose any differences between the terms of the Series A redeemable preferred stock of APIC and APIE. Also, please discuss any differences between the APIC Series A preferred stock and the APSG Series A preferred stock.

You asked that we disclose differences between the terms of the Series A redeemable preferred stock of APIC and APIE. As a reciprocal insurance exchange, APIE does not have any capital stock. The Series A redeemable preferred stock is being issued to the holders of refundable surplus certificates of APIE. The terms of the surplus certificates are disclosed.

We have added a paragraph to discuss the differences between the Series A redeemable preferred stock of APIC and APSG. Please see page 106 of the Amendment.

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November 17, 2006

The Merger

Background of the Merger, page 106

16.	Based on the materials you provided to us supplementally, it appears that Mr. Shifrin and Mr. Heidrick made presentations to the APIE board on April 20, 2006, relating to the management services agreement. Please expand the disclosure on page 109 to briefly summarize these presentations. Similarly, please revise the disclosure on page 110 to briefly summarize Mr. Shifrin’s presentation at the APIE board meeting on June 1, 2006.

In response to the Staff’s comments, we have added further disclosure regarding the discussion of the management services agreement at the April 20, 2006 meeting of the board of directors of APIE, and regarding Mr. Shifrin’s presentation at the APIE board meeting on June 1, 2006. Please note, however, that the title of the management services agreement (discussed on April 20th) was later changed to be the advisory services agreement to better reflect the type of services being provided under the agreement. Therefore, we have described this agreement as the advisory services agreement in reference to the April 20th meeting. Please see pages 112 - 113 of the Amendment.

APIE Considerations Relating to the Merger and the Share Issuance, page 111

17.	Refer to the presentations by Ken Shifrin to APIE Board of Directors dated September 29, 2005 and January 5, 2006, which you provided to us supplementally. The presentations identify several negative factors that are not disclosed. Please tell us why you have omitted those factors from the registration statement.

In response to the Staff’s comment, we omitted from the registration statement five negative factors which were included in September 29, 2005 and January 5, 2006 presentations by Ken Shifrin to the APIE Board of Directors. The negative factors presented to the APIE board at these meetings were intended to cover every imaginable negative aspect of the proposed transaction, regardless of materiality.

Three of these negative factors were inadvertently omitted and have since been added to the Amendment. The negative factor that the APSG stock price could decline due to new physician shareholders immediately selling the stock is addressed in the first risk factor entitled, “The market price of APSG common stock may fluctuate, and sales of APSG common stock, including sales of shares acquired in the exchange, could lower the market

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price of APSG common stock” on page 24. The negative factor that both statutory and GAAP financial statements would be required for APIC after the merger has been added to the sections entitled “APIE Considerations Relating to the Merger and the Share Issuance” and “APSG Considerations Relating to the Merger and the Share Issuance” on pages 115 and 116 of the Amendment, respectively. The negative factor, which was only presented at the January 5, 2006 meeting, that the APIE board of directors would not have the same level of control over APIE decisions after the merger, has been added to the section entitled “APIE Considerations Relating to the Merger and the Share Issuance” on page 115 of the Amendment. Also, the concern over this factor led to the negotiation of the advisory services agreement where, through API Advisory, LLC, physicians will have continued involvement in the management of APIC.

Two of these negative factors were omitted from the registration statement because they were not considered by the APIE board to be sufficiently relevant or material.

The first negative factor omitted from the registration statement was that the transaction would result in APIE being “put in play” as an acquisition target. This was not deemed to be material or relevant by the APIE board because APIE had never been approached as an acquisition target and its relationship with APSG as the attorney-in-fact makes it an undesirable acquisition candidate for companies other than APSG.

The second negative factor omitted from the registration statement was that APIE would be required to comply with Sarbanes Oxley. This was not deemed by the APIE board to be material because the only negative aspect was the cost of compliance, which would be borne by APSG as part of its own compliance efforts.

The remaining negative factors presented at the meetings of September 29, 2005 and January 5, 2006 are already addressed in the registration statement. The negative factors that the conversion and merger would be time consuming and potentially expensive, and that, after the merger, the stock will be negatively impacted by the softening of the insurance cycle, are addressed in the section entitled “APSG Considerations Relating to the Merger and the Share Issuance” on page 116 of the Amendment.

Opinion of APIE’s Financial Advisor, page 114

18.

We note your disclosure in the second paragraph on page 114 that the consideration for the merger was agreed upon “through arms-length negotiations.” In light FMI’s apparent control over APIE through the management agreement, please tell us why you believe that characterization of

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the negotiations is accurate. Alternatively, please revise to remove the implication that the negotiations were carried out on an arms-length basis.

We believe it is clear that the consideration for the merger was agreed upon through arms-length negotiation. The chairman of the board and medical director of APIE initiated the merger discussions, and all negotiations were directly between the APIE board of directors, or the ad hoc committee of the APIE board of directors formed for the purpose of considering the merger, and the directors and officers of APSG. The officers of FMI did not participate in any merger discussions on behalf of APIE. Furthermore, throughout the negotiations, APIE has been represented by its own attorneys, independent auditors, investment bankers and tax advisors. The only control FMI has over APIE is over its day-to-day operations to the extent set forth in its agreement with APIE as the attorney-in-fact.

Discounted Cash Flow Analysis, page 119

19.	Please disclose the reasons for using the 7.0x to 11.0x earnings multiples and 2.0% to 4.0% growth rates.

In response to the Staff’s comment, Raymond James added discussion on how and why they arrived at the earnings multiples and growth rates used in their opinion. Please see page 122 of the Amendment.

Material United States Federal Income Tax Consequences of the Conversion and Merger, page 130

20.	We note your response to prior comment 81; however, we continue to believe that the disclosure should address the degree of uncertainty associated with the qualified tax opinion. Your tax advisor should assess the likelihood of an adverse decision by the Internal Revenue Service and that assessment should be disclosed. If your tax advisor is unable to assess the likelihood of an adverse decision, it appears that the uncertainty surrounding the tax opinion is relatively high. If that is the case, please tell us why your tax advisor is able to provide a “should” opinion instead of a “more likely than not” opinion. Provide similar revisions to the related risk factor on page 25.

We have discussed this matter with the Staff. Pursuant to this discussion, the description of the tax consequences of the conversion and merger in the Amendment has been modified to contain language which we believe will adequately address this comment. Please see page 134 of the Amendment.

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November 17, 2006

Pro Forma Adjustments Related to the Merger, page 143

21.	We note your response to prior comment 84 and additionally note your disclosure on page 85, which indicates your belief that some APIE policyholders have a willingness to continue to insure their practice at APIE even at slightly higher premiums than less established carriers. In light of this belief about certain customers with which you currently have contractual relationships, please tell us how you reached the conclusion that valuing customer relationships was not applicable under SFAS 141. Additional reference is made to EITF 02-17.

We have discussed this matter with the Staff, and we have revised the discussions on pages 87 and 147 of the Amendment to more accurately reflect that our competitive advantage would only apply to comparisons with start-up insurance carriers and not to our main, equally well established, and larger, competitors. After reviewing SFAS 141 and EITF 02-17, we believe that we have adjusted all assets, both tangible and intangible, and liabilities to their fair value.

Annex C – Draft Tax Opinion

22.	Please ensure that Deloitte Tax signs the final opinion in addition to providing its consent to filing the opinion as an exhibit to the registration statement.

In response to the Staff’s comment, we have included a signed opinion of Deloitte Tax LLC as Exhibit 8.1 to the Amendment.

Part II

Item 22. Undertakings, page II-3

23.	We note your response to prior comment 97. Please tell us why you have not included the undertakings required by Item 512(a)(5), or revise the document as previously requested.

In response to the Staff’s comment, we have revised the Amendment to include the undertakings required by Item 512(a)(5). Please see page II-4 of the Amendment.

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Exhibits

24.	We have reviewed the form of counsel’s opinion filed as Exhibit 5.1. The third paragraph states that the shares will be duly authorized and validly issued and are fully paid and non-assessable when “the terms of the sale of the Company Shares have been duly established in conformity with the Company’s certificate of incorporation.” This qualification appears to limit the opinion by assuming a legal matter that is fundamental to the question of the shares’ legality and thus to the opinion itself. Please provide a revised opinion that does not include this qualification or tell us why you believe it is appropriate. Also, please address similar language in the draft opinion of Graves Dougherty Hearon & Moody, P.C.

In response to the Staff’s comment, we have removed this qualification in the draft opinions of Akin Gump Strauss Hauer & Feld LLP and Graves Dougherty Hearon & Moody, P.C. Please see Exhibits 5.1 and 5.2.

25.	Please provide a revised opinion of counsel for both APSG and APIC addressing the legality of their Series A Redeemable Preferred shares to be issued in the merger.

The draft opinion of Akin Gump Strauss Hauer & Feld LLP has been revised to address the legality of the Series A Redeemable Preferred shares to be issued by APSG in the merger. Please see Exhibit 5.1. It is our opinion that the draft opinion of Graves Dougherty Hearon & Moody, P.C. already addresses the APIC Series A Redeemable Preferred Shares, so this opinion has not been revised with respect to this comment.

26.	Please provide a revised form of opinion of Graves Dougherty Hearon & Moody, P.C. that related to the issuance of shares by APIC, rather than APIE.

In response to the Staff’s comment, we have revised the draft opinion of Graves Dougherty Hearon & Moody, P.C. to address the issuance of shares by APIC. In this regard you will note that the opinion understandably assumes the creation of APIC prior to the issuance. Please see Exhibit 5.2.

By copy of this letter to you, we are providing two marked copies of the Amendment reflecting the changes made to the disclosure since our filing of the Amendment No. 1 to Registration Statement on Form S-4 on October 16, 2006. Please do not hesitate to contact me if you require additional marked copies. In addition, should you

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have any questions regarding this letter or our responses to your comments, please contact me at (512) 499-6296.

Very truly yours,

/s/ Timothy L. LaFrey
Timothy L. LaFrey, esq.
Akin Gump Strauss Hauer & Feld LLP

Enclosures

C:     Mr. Kenneth S. Shifrin

American Physicians Service Group, Inc.

1301 S. Capital of Texas Highway, Suite C-300

Austin, TX 78746-6550

Clarke Heidrick, esq.

Graves, Dougherty, Hearon & Moody, P.C.

401 Congress Avenue, Suite 2200

Austin, TX 78701